PO Box 365 Harmondsworth UB7 0GB
United Kingdom Tel 0870 850 9850
Outside United Kingdom Tel +44 (0)191 490 7901

Direct Dial Tel Nos:	020 8738 5107/5105
Facsimile	020 8738 9801

STRICTLY CONFIDENTIAL

Ms Alison Reed

3 November, 2003

Dear Alison

NON-EXECUTIVE DIRECTOR APPOINTMENT

Subject to the recommendation of our Nominations Committee and formal approval by the Board on 7 November, 2003, I am writing to formally invite you to join the Board of British Airways Plc (‘the Company’) as a Non-Executive Director. Assuming this goes ahead, your appointment will be announced to the London and New York Stock Exchanges at the same time as the half year results announcement on 10 November, 2003. This letter sets out the terms of your appointment and it is agreed that this is a contract for services and is not a contract of employment.

Appointment

Your appointment will be for a co-opted period commencing on 1 December, 2003 until the close of the Annual General Meeting on 20 July, 2004 followed by an initial term of three years ending at the close of the Annual General Meeting in 2007, unless otherwise terminated earlier by and at the discretion of either party upon one month’s written notice but subject always to the provisions of the Company’s Articles. Continuation of your contract of appointment is contingent on satisfactory performance and re-election at forthcoming Annual General Meetings. Non-Executive Directors are typically expected to serve two three-year terms, although the Board may invite you to serve for an additional period. It is unlikely that the contract would be extended beyond a third term.

Board Committees

It is normal practice for all of the Company’s Non-Executive Directors to also serve on Board Committees. On appointment, we would like you to serve on the Audit Committee and additionally to take over the Chairmanship of that Committee with effect from the close of the Annual General Meeting 20 July, 2004. The Company Secretary will provide you with the current terms of reference of the Board Committees separately.

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Directors: Lord Marshall of Knightsbridge (Chairman), R I Eddington (Chief Executive), J F Rishton (Chief Financial Officer) M A Street (Director of Customer Service & Operations), M A van den Bergh, M F Broughton, Dr A S Ganguly Capt M D Jeffery, Baroness O’Cathain OBE, Dr M P Read, Lord Renwick of Clifton

British Airways Plc
Registered Office: Waterside PO Box 365 Harmondsworth UB7 0GB
Registered in England No. 1777777

www.britishairways.com

Time commitment

Overall we anticipate a time commitment of fifteen days per year after the induction phase. This will include attendance at ten Board meetings, the AGM, one annual Board away day, five Audit Committee meetings and at least one site visit per year. Three of the Audit Committee meetings are normally held on the same day as Board meetings and one is held on the same morning as the AGM. Normally, three of the Board meetings are held away from the Company’s head office, one each at destinations on the domestic, short haul and long haul networks. The Secretary will forward to you a schedule of meetings for 2004. In addition, you will be expected to devote appropriate preparation time ahead of each meeting. By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-Executive Director of the Company.

Role

Non-Executive Directors have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. All Directors must take decisions objectively in the interests of the Company. The Board:

•	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
•	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and
•	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

In addition to these requirements of all Directors, the role of the non-executive has the following key elements:

•	Strategy: Non-Executive Directors should constructively challenge and contribute to the development of strategy;
•	Performance: Non-Executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
•

Risk: Non-Executive Directors should satisfy themselves as to the integrity of financial information, that financial controls are sound and that the systems of risk management are robust and defensible; and

•

People: Non-Executive Directors, through the Remuneration Committee, are responsible for determining appropriate levels of remuneration of Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

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BRITISH AIRWAYS

Fees

You will be paid a basic fee of £27,500 gross per annum,* to include your membership of Board Committees, plus an additional £600 for each major Board Committee meeting separately attended. These amounts will be paid quarterly in arrears, and will be subject to review from time to time. The level of fees for our Non-Executive Directors (other than the Chairman) is determined by the Executive Directors on the recommendation of the Chairman. The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and Company Secretary as soon as apparent.

The Board of the Company has determined you to be independent (i) according to provision A.3.1 of The Combined Code on Corporate Governance (July 2003) and (ii) for the purposes of the Corporate Governance Rules proposed by the New York Stock Exchange (October 2003).

Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the Chairman.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary.

Induction

As a result of your appointment, you will become subject to the Company’s policies on Insider Dealing, Business Conduct and Price Sensitive Information as well as to the provisions of the City Code on Takeovers, the Listing Rules and the regulations of the two stock exchanges. Immediately after appointment, therefore, the Secretary will arrange for a comprehensive, formal and tailored induction covering these and other areas. He will also arrange for site visits and meetings with senior and middle management and the Company’s auditors. Should it be deemed appropriate, he will also arrange for you to meet some of our major investors in the first twelve months of your appointment.

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BRITISH AIRWAYS

Review process

The performance of individual Directors and the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

Insurance

The Company has Directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity limit is £100 million in aggregate. The Secretary will provide you with fuller details as part of your induction programme.

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company’s expense. This should be obtained in accordance with the Board’s agreed procedure details of which the Secretary will provide as part of your induction. The Company will reimburse the full cost of expenditure incurred in accordance with the policy.

Further information

The Secretary will write to you separately with the additional information referred to in this letter and he will also cover the other formal matters which have to be dealt with in connection with your appointment.

I trust this letter sets out the agreed basis of your appointment and I should be grateful if you formally confirm your acceptance of the appointment and agreement to the terms as soon as convenient by signing and returning the enclosed duplicate letter.

Yours sincerely, [Signature Illegible]
Lord Marshall of Knightsbridge
Chairman

I confirm my agreement to the foregoing.

Signed:	[Signature Illegible]	Date: 3 November, 2003

BRITISH AIRWAYS